UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ________
Commission File Number 000-26538
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ENCORE MEDICAL CORPORATION
401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ENCORE MEDICAL CORPORATION
9800 METRIC BOULEVARD
AUSTIN, TEXAS 78758

SIGNATURES
EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm

ENCORE MEDICAL CORPORATION 401(K) PLAN
Index to Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To The Plan Administrative Committee
Encore Medical Corporation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Encore Medical Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Compy Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (December 31, 2005) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
HELIN, DONOVAN, TRUBEE & WILKINSON, LLP
/s/ Helin, Donovan, Trubee & Wilkinson, LLP
Austin, Texas
July 25, 2006

ENCORE MEDICAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value:
Money market funds	$1,870,444	$1,690,838
Collective trusts	1,074,596	963,016
Mutual funds	9,406,322	8,363,555
Common stock of Encore Medical Corporation	1,631,198	1,963,472
Loans to participants, at contract value	327,329	356,321

Total investments	14,309,889	13,337,202

Receivables:
Employer contribution	—	—
Participant contributions	—	—

Total receivables	—	—

Total assets	14,309,889	13,337,202

Liabilities

Excess contributions payable	42,717	24,782

Net assets available for benefits	$14,267,172	$13,312,420

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(336,346)
Interest	554,071

Total investment income	217,725

Contributions
Employer	507,059
Participants	1,350,950
Rollover	132,390

Total contributions	1,990,399

Total additions	2,208,124

Deductions
Deductions from net assets attributable to:
Benefits paid to participants	1,249,747
Administrative expenses	3,625

Total deductions	1,253,372

Net increase in net assets	954,752

Net assets available for benefits — beginning of year	13,312,420

Net assets available for benefits — end of year	$14,267,172

See accompanying notes and independent auditors’ report.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2005
Note A — Description of Plan
The following description of the Encore Medical Corporation 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement or Summary Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) profit-sharing plan covering all employees of Encore Medical Corporation and it’s electing affiliated subsidiaries, (collectively, the “Company”) who are at least 21 years of age, who are not covered by a collective bargaining agreement and who are not non-resident aliens who receive no U.S. earned income from the Company. The Plan allows for participant entry on either January 1 or July 1 of each plan year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
The Plan allows for a maximum deferral rate of 100% of eligible compensation, or the maximum amount allowed by law (currently $14,000 for 2005). This Plan also allows for catch-up contributions up to $4,000 for participants over 50 years of age. Participants may also contribute amounts representing distributions (rollovers) from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen (13) mutual funds, a collective trust, a money market fund and common stock of the Company as investment options for participants.
The Company makes annual discretionary contributions in an amount determined at each plan year end by the Board of Directors. For 2005, the Company elected to match 50% of the first 6% of each participant’s elective contributions. Although the Company may also make profit sharing contributions at the direction of the Board of Directors, no profit sharing contributions were made in 2005. Contributions are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings less management fees. Allocations are based on participant earnings or account balances, as defined.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, determined on the day the loan is funded. All Plan loans must be repaid in 5 years except those that are used for the purchase of a principal residence. In most cases, repayment of the loan will be made through after-tax payroll deductions.
Forfeited Accounts
At December 31, 2005 and 2004, forfeited non-vested accounts totaled $31,406 and $5,612, respectively. These accounts may be used to reduce future Plan administrative expenses and employer contributions. In 2005, forfeited non-vested accounts were not used to reduce employer contributions and plan expenses.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2005
Note A — Description of Plan (Continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service as summarized below:

Years of Service	Vested Percentage
Less than one year	0%
One year	25%
Two years	50%
Three years or more	100%
Participants will become fully vested in the Company’s contributions upon termination of the Plan.
Payment of Benefits
Benefits become available to participants on the earliest of three events: (1) termination of employment, (2) death or disability of the participant, or (3) upon the participant’s retirement.
Terminating participants with balances under $5,000 are automatically rolled into a Wells Fargo N.A. Bank IRA unless they request a lump sum or rollover distribution. If the participant’s account balance exceeds $5,000, the participant may choose to keep the funds in the Plan, request a direct rollover to another qualified plan, or take a lump sum distribution.
On termination of service due to death prior to retirement, the account balance is paid to the participant’s spouse or beneficiary as either a lump sum or to purchase an annuity for the life of the spouse or beneficiary.
On termination of service due to retirement after age 59 1/2, and fulfillment of required participation time in the Plan, 100% of the Company contribution becomes immediately vested. The account balance is paid to the participant in a lump sum or as a joint and survivor annuity. However, should a participant reach age 59 1/2 and not elect to terminate employment, the participant can take an in-service distribution from the vested accounts balance. If disabled while a participant in the plan, the participant is entitled to 100% of his or her account balance distributed in the same manner as retirees.
Distributions During Employment
As a general rule, participant’s contributions will remain in the Plan as long as the participant remains employed by the Company. The Plan does provide exceptions to this rule for withdrawals of the participant’s contributions under the following circumstances (subject to the satisfaction of the Plan Administrator):
•	Medical expenses,

•	Purchase of a principal residence,

•	Post secondary education for participant or their dependents, or

•	To prevent eviction from or foreclosure on the participant’s principal residence.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2005
Note A — Description of Plan (Continued)
Plan Expenses
The expenses of operating and maintaining the Plan have been paid by the Company. In the event the Company does not continue to pay the Plan expenses, the Plan expenses will be paid by the Plan and charged on a pro-rata basis to the value of the participants account balances.
Note B — Summary of Significant Accounting Policies
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned. Dividends are recorded on the ex-dividend date.
Note C — Investments
The following presents investments that are 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	December 31,
	2005	2004
Collective Trusts, at Fair Value
Wells Fargo S&P500 Index Fund	$1,074,596	$963,016

Mutual Funds, at Fair Value
Wells Fargo Advantage Government Securities	$1,579,277	$1,746,559
Neuberger Berman Genesis Fund	$2,436,801	$1,670,716
INVESCO Strategic Portfolio Technology Fund	$—	$610,849
Dreyfus Founders Balanced Growth Fund	$938,789	$933,288
Wells Fargo, N.A. Equity Income Fund	$1,012,442	$986,163
American Beacon Intl Advantage	$734,487	$—

Corporate Common Stock of Plan Sponsor
Encore Medical Corporation	$1,631,198	$1,963,472

Money Market
Wells Fargo Money Market Fund	$1,870,444	$1,690,838

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2005
Note C — Investments (continued)
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $336,346, as follows:

Mutual Funds	$817,192
Collective Trusts	48,927
Corporate Common Stock of Plan Sponsor	(529,773)

Investments	$(336,346)

The Plan’s investments are primarily invested in mutual funds, a money market fund, common stock of the Plan Sponsor and a collective trust held by the Plan’s Trustee. The mutual funds apply a daily management fee to the assets under management in the mutual funds. This fee is deducted from the mutual funds prior to determining net depreciation in the fair value of investments.
The Plan’s participants direct all investments. There are no non-participant directed investments as of December 31, 2004 and 2005.
Note D — Related Party Transactions
The Company provided certain Plan administrative services without compensation during the year ended December 31, 2005. In addition, the Company paid certain Plan expenses totaling approximately $23,207 during 2005 for administrative fees and other charges to Wells Fargo, N.A. (the Plan Trustee).
Certain Plan investments are shares of mutual funds managed by the Plan Trustee. As a result, these transactions qualify as party-in-interest transactions.
Note E — Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note F — Tax Status
The Plan obtained its latest determination letter, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s third party administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Notes To Financial Statements
December 31, 2005
Note G — Reconciliation of Financial Statements to Schedule H of Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to Schedule H of Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$14,267,172	$13,312,420
Excess contributions payable	—	24,782

Net assets available for benefits per Schedule H to the Form 5500	$14,267,172	$13,337,202

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2005 to Schedule H of Form 5500:

Total contributions per the financial statements	$1,990,399
Excess contributions payable:
Beginning of year	(24,782)
End of year	—

Total contributions per Schedule H of Form 5500	$1,965,617

Note H — Fidelity Bond
The plan was covered by a $2,000,000 fidelity bond during 2005.
Note I — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materiality affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ENCORE MEDICAL CORPORATION 401(K) PLAN
Supplemental Schedule-Assets Held for Investment Purposes at End of Year
December 31, 2005

		(c)
		Description of
		investment
		including maturity
		date, rate of
	(b)	interest, collateral,		(e)
	Identity of issuer, borrower,	par, or	(d)	Current
(a)	lessor, or similar party	maturity value	Cost	Value

	Money Market Funds
*	Wells Fargo, N.A.	Market Fund	**	$1,870,444

	Collective Trusts
*	Wells Fargo, N.A. S&P500 Index Fund	20,519 Shares	**	1,074,596

	Mutual Funds
	AIM High Yield	39,559 Shares	**	172,478
	Janus Global Technology Fund	16,656 Shares	**	198,205
	AIM Basic Balanced	24,281 Shares	**	297,440
	American Century Income & Growth Fund	14,744 Shares	**	447,181
	American Beacon International Advantage	35,689 Shares	**	734,487
	Wells Fargo Advantage Government Securities	150,982 Shares	**	1,579,277
	Neuberger Berman Genesis Fund	50,192 Shares	**	2,436,801
	AIM Strategic Portfolio Technology Fund	17,234 Shares	**	446,361
	Scudder Growth & Income Fund	18,571 Shares	**	404,852
	Dreyfus Founders Balanced Growth Fund	85,578 Shares	**	938,789
*	Wells Fargo, N.A. Equity Income Fund	34,460 Shares	**	1,012,442
	Goldman Sachs Growth Opportunities	12,277 Shares	**	264,567
	Janus Twenty Fund	9,678 Shares	**	473,442

				9,406,322

	Corporate Common Stock
*	Encore Medical Corporation	409,561 Shares	**	1,631,198

*	Participant Loans	5.25% to 10.50%	—	327,329

		Total Investments		$14,309,889

*	Party in interest

**	Self-directed investment

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ENCORE MEDICAL CORPORATION 401(K) PLAN
By: Plan Administrator of the Encore Medical Corporation 401(k) Plan

Date:	July 25, 2006	By:	/s/ Harry L. Zimmerman

Harry L. Zimmerman
Plan Administrator

EXHIBIT INDEX

Exhibit	Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.